Exhibit 3.1

Amendment to Bylaws of Pacific Gas and Electric Company
Effective October 11, 2019

Article II.
DIRECTORS.

1. Number. The Board of Directors of this Company shall consist of such number of directors, not less than nine (9) nor more than seventeen (17).  The exact number of directors shall be ~~fifteen (15) until changed,~~ within the limits specified above, fixed from time to time by a~~n~~ resolution~~amendment to this Bylaw~~ duly adopted by the Board of Directors~~or the shareholders~~.